We invite our shareholders to the . . .

Continental

IN: DE 0005439004 and ISIN: DE 000A

ecurity identification numbers)

KN: 543 900 and WKN: A0 LR 86

e invitation has been published in the ele

sion of The Federal Bulletin

ndesanzeiger) of March 16, 2007

... Annual Shareholders' Meeting
on Tuesday, April 24th, 2007, at 10 a.m.,
at the Kuppelsaal of the Hannover Congress
Centrum, Theodor-Heuss-Platz 1–3, 30175
Hanover, Germany.

Agenda

1. Presentation of the adopted annual financial statements of Continental Aktiengesellschaft and the consolidated financial statements for Continental group approved by the Supervisory Board, each as of December 31st, 2006, the Management Report for Continental Aktiengesellschaft and the Management Report for the Continental Corporation as well as the Report of the Supervisory Board for fiscal 2006

2. Allocation of net income

The Executive Board and the Supervisory Board propose that the net income of fiscal 2006 in the amount of € 293,557,704.05 be used as follows:

Payment of dividends of	€	2.00
per dividend-bearing no-par value share	€	293,058,254.00
Carried forward	€	499,450.05
Net income	€	293,557,704.05

In the event that the number of shares entitled to dividends for fiscal 2006 should change up to the day of the Annual Shareholders' Meeting, the proposal to the Shareholders' Meeting will be amended accordingly.

3. Ratification of the Executive Board's actions for fiscal 2006

The Executive Board and the Supervisory Board propose that the actions of the Executive Board during fiscal 2006 be ratified.

4. Ratification of the Supervisory Board's actions for fiscal 2006

The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board during fiscal 2006 be ratified.

5. Appointment of auditors for fiscal 2007

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be appointed as auditors for fiscal 2007.

6. Authorization to acquire and to dispose of treasury stock

The authorization to acquire treasury stock issued to the Executive Board by the Annual Shareholders' Meeting on May 5th, 2006, will expire at the end of the day on November 4th, 2007, and hence before the 2008 Annual Shareholders' Meeting. The authorization should, therefore, be renewed and the authorized amount adjusted to the current capital stock level.

The Executive Board and the Supervisory Board propose the following resolution:

a) The Company shall be authorized to acquire Company shares accounting for a pro-rata amount of capital stock up to a total of 10% of the capital stock issued at the time of adaptation of this resolution („acquisition authorization"). The aggregate amount of capital accounted for by the shares acquired in utilization of this acquisition authorization and of shares the Company has already acquired and still possesses and shares which are apportioned to it according to § 71 d) and § 71 e) of the

German Stock Corporation Act must not exceed 10% of the issued capital stock at any time. The authorization may also be utilized by a group company or by a third party acting on account of the Company or a group company.

b) The acquisition authorization expires on October 23rd, 2008. It can also be exercised in partial amounts.

c) The Company shares are acquired via the stock exchange or on the basis of a public tender offer. In the event the Company decides to acquire Company shares via a public tender offer, the Company can either extend an offer to the shareholders or invite the shareholders to submit offers to the Company. The consideration per share paid by the Company, excluding ancillary purchase costs, may

aa) if acquired via the stock exchange, not exceed or fall short of the Xetra closing price of the Company Shares of the same class in Xetra trading (or a comparable successor system) on the last trading day prior to acquisition by more than 10%, or

bb) if the acquisition occurs via a public tender offer, not exceed or fall short of the average closing price of the Company's share of the same class in Xetra trading (or a comparable successor system) of the last five trading days prior to publication of the offer or the invitation for submission of offers by more than 20%.

d) The Company is also authorized to dispose, with the consent of the Supervisory Board, of the shares of the Company acquired on the basis of the aforementioned or an earlier authorization by the Annual Shareholders' Meeting in ways other than by sale via the stock exchange or on the basis of a public tender offer for all lawful purposes and in particular as follows:

aa) by sale to a third party for cash payment;

bb) as consideration within the framework of corporate mergers or in conjunction with the acquisition of companies or holdings therein by the Company or any of its affiliated companies;

cc) for admission of the shares to foreign stock exchanges on which they were not previously listed for trading;

dd) to fulfill conversion or warrant rights arising from convertible or warrant-linked bonds issued by the Company or one of the Group's companies or to fulfill conversion obligations arising from convertible bonds issued by the Company or one of the Group's companies.

e) Each of the authorizations to sell the acquired shares for cash payment according to paragraph d) subparagraph aa) and the authorization to offer the shares on the stock exchange according to paragraph d) subparagraph cc) shall be reduced by the aggregate amount of capital stock accounted for by shares issued in the future, if and to the extent that such shares

aa) will be issued in conjunction with the utilization of authorized capital, whereby the statutory subscription right is excluded as per section 186, paragraph 3, clause 4, of the German Stock Corporation Act;

bb) can or have to be subscribed to on the basis of rights from bonds with warrants and/or convertible bonds issued subsequent to this authorization becoming effective and the statutory subscription rights of shareholders are excluded as per section 186, paragraph 3, clause 4 of the German Stock Corporation Act in conjunction with the issue of such bonds.

f) The price for each share in the case of non-stock-market sale to a third party against cash payment as per paragraph d) subparagraph aa) or admission to a stock exchange as per paragraph d) subparagraph cc) may not fall more than 5% below the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system) of the last five trading days before stipulation of the obligation to sell the shares or prior to the day of respective admission of the shares to trading on the stock exchange.

g) A right on the part of the shareholders to subscribe to the Company's own shares is excluded insofar as the shares are sold in accordance with the authorizations granted in paragraph d) hereof.

h) The Company is authorized to redeem, with the consent of the Supervisory Board, all or part of the shares of the Company acquired on the basis

of this authorization or an earlier authorization granted by the Annual Shareholders' Meeting without a further resolution of the Annual Shareholders' Meeting being required for redemption or for execution of the same. They can also be redeemed without reducing capital stock and by adjusting the amount of capital stock accounted for by one share. In this case, the Executive Board is entitled to adjust the number of no-par value shares accounting for the issued capital stock in the Articles of Association.

i) The authorization granted in paragraph d) and the redemption authorization granted in paragraph h), can each be used as a whole or in part, individually, or jointly. They expire when and insofar as the shares acquired on the basis of the authorization proposed under paragraph a) have been disposed of by exercise of the authorization granted under paragraphs d) or h) hereof, or have been sold via the stock exchange or on the basis of the public tender offer to the shareholders.

j) The authorization to acquire own shares granted the Executive Board for the period through November 4th, 2007by the Annual Shareholders' Meeting of May 5th, 2006, as per item 6, paragraph a) of the agenda of said Shareholders' Meeting shall cease being effective upon this authorization taking effect.

7. Rescission of authorized capital

section 4, paragraph 7 of the Articles of Association, authorizing the Executive Board to increase, with the consent of the Supervisory Board, the Company's capital stock by issuing shares to

employees of the Company and group companies expires on May 28th, 2007. The authorization has been used for the amount of € 1,969,754.00. There are no plans to make use of the authorized amount not yet utilized. Therefore, the authorized capital can be repealed.

The Executive Board and the Supervisory Board propose the following resolution:

The authorization granted the Executive Board by the Annual Shareholders' Meeting on May 29th, 2002 to increase the Company's capital stock for issue of employee shares by up to € 5,679,000.00 shall be repealed with respect to the unutilized amount of € 3,709,246.00. section 4 paragraph 7 of the Articles of Association shall be cancelled.

8. Establishment of authorized capital

The Company should always be in a position to adjust its capitalization swiftly and flexibly to emerging requirements. Therefore, an authorized capital should be created to facilitate this purpose.

The Executive Board and the Supervisory Board propose the following resolution:

A new authorized capital shall be created by inserting a new section 4, paragraph 5 into the Articles of Association:

„(5) The Executive Board is authorized to increase, with the consent of the Supervisory Board, the Company's capital stock by up to € 187,500,000.00 by a single or multiple issue of new shares of the Company prior to April 23rd,

2012, against cash and/or in kind contributions (authorized capital 2007). The shareholders will generally be granted subscription rights. The Executive Board is, how-ever, authorized, to exclude shareholders' subscription rights in a single instance or multiple instances, with the consent of the Supervisory Board,

a) to the extent it is required to exclude any fractional amounts from the shareholders' subscription rights,

b) to the extent it is required that holders of warrant or conversion rights or conversion obligations arising from convertible bonds or warrant-linked bonds be granted subscription rights to such number of new shares they would be entitled to as shareholders after exercising their warrant or conversion rights or fulfilling their conversion obligations, and

c) insofar as

aa) it concerns an increase of capital stock against cash contribution, and

bb) the total amount of capital stock accounted for by the new shares to be issued does not exceed the amount of 10% of the entire capital stock issued at the time this authorization takes effect and the time the authorization is exercised for the first time („maximum amount"), and

cc) the issue price of the new shares does not fall significantly short of the stock exchange price of the shares of the same class already quoted on

the stock exchange at the time that the issue price is finally determined.

The maximum amount shall be reduced by the aggregate amount of capital stock accounted for by newly issued shares or previously acquired treasury stock which has been issued or sold *since April 24th, 2007, under subscription right* exclusion pursuant or according to section 186, paragraph 3, clause 4 of the German Stock Corporation Act and by the aggregate amount of capital stock accounted for by shares to which warrant or conversion rights or conversion obligations relate, which have been granted or issued since April 24th, 2007, under exclusion of subscription rights in application of section 186, paragraph 3, clause 4 of the German Stock Corporation Act,

d) insofar as the new shares are issued against contributions in kind in the context of the acquisition of a company or parts thereof or holdings in companies and the aggregate amount of capital stock accounted for by such new shares does not exceed 10% of the entire capital stock issued at the time this authorization takes effect.

The Executive Board is authorized to determine, with the consent of the Supervisory Board, further details of the capital increase and the terms and conditions of the share issue. The Supervisory Board is authorized to adapt the version of section 4 of the Articles of Association after the capital stock increase has been executed in part or in whole according to the respective utilization of

authorized capital and after the authorization period has elapsed."

9. Modification of Articles

The statute implementing the European directive on transparency in Germany has become effective in January. It renders the provision of information to holders of securities via electronic data transfer subject to approval by the shareholders. Such approval by the shareholders shall be included into the Articles of Association.

The Executive Board and the Supervisory Board propose the following resolution:

A new paragraph shall be added in section 3 of the Articles of Association to read as follows:

„§ 3

(1) Company announcements are made in the electronic edition of The Federal Bulletin [Bundesanzeiger].

(2) Information may be distributed via long-distance data transfer to holders of registered Company securities."

The current § 3 of the statute reads:

„§ 3

Company announcements are made in the electronic edition of The Federal Bulletin [Bundesanzeiger]."

10. Modification of Articles

The remuneration of the members of the Supervisory Board should be modified. While retaining a fixed and variable portion, it is proposed that the fixed portion be increased and the variable portion be decreased. The variable portion should, rather than being calculated on the basis of the amount of dividends, be determined on the basis of the earnings per share. The proposal provides for a maximum amount of remuneration and considers only earnings per share exceeding a minimum amount of Euro 2.00. This new remuneration provision shall first be applied for the determination of the remuneration for entire fiscal 2007.

The Executive Board and the Supervisory Board propose the following resolution:

Section 16 of the Articles of Association shall be reworded in paragraphs 1 to 3 and amended as follows:

„(1) In addition to reimbursement of their cash outlay and of turnover tax to which they are subject for their activity on the Supervisory Board, the members of the Supervisory Board shall each receive a fixed remuneration of Euro 40,000.00 per year, payable in the last month of a fiscal year.

(2) In addition, every member receives a variable remuneration per year of Euro 125.00 for every Euro Cent by which the earnings per share exceed the amount of Euro 2.00. The calculation shall be based on the earnings per share reported in the consolidated financial statements for Continental group for the fiscal year the variable remuneration

relates to. The variable remuneration is payable after conclusion of the Annual Shareholders' Meeting resolving on the ratification of the Supervisory Board's activities for the fiscal year for which the variable remuneration is paid.

(3) The Chair and the Deputy Chair of the Supervisory Board and those chairing or being members in a committee shall receive a higher remuneration. For the Chair and the Chair of a committee it shall amount to double, for the Deputy Chair and for the members of a committee to 1.5 times the remuneration determined according to paragraph 1 and paragraph 2. In the event a member of the Supervisory Board holds more than one function a higher remuneration is provided for, the remuneration for such member shall be determined solely by such function held by said member for which the highest remuneration is provided."

The provisions of the Articles of Association newly adopted by this resolution shall first be applied for the determination of the remuneration of the members of the Supervisory Board for the entire fiscal year 2007.

Paragraphs 1 to 3 of section 16 of the Articles of Association currently read as follows:

„(1) In addition to reimbursement of their cash outlay and of turnover tax to which they are subject for their activity on the Supervisory Board, the members of the Supervisory Board shall each receive a fixed remuneration of Euro 7,000.00 payable after lapse of the fiscal year.

(2) In addition, each member shall receive a variable remuneration in the amount of Euro 900.00 per each Euro 0.01 dividend paid out per no-par-value share for the past fiscal year. In the event of a distribution in kind, the value of the distribution is to be determined on the basis of the market value of what is so distributed.

(3) The Chair and the Deputy Chair of the Supervisory Board and those chairing or being members in a committee shall receive a higher remuneration. For the Chair it shall amount to twice the base remuneration, for the Deputy Chair and the Chair of a committee 1.5 times the base remuneration, and for the members of a committee 1.25 times the base remuneration. Insofar as a member of the Supervisory Board exercises more than one function for which higher remuneration is stipulated, the remuneration paid said member shall be determined solely by that function exercised by the particular member for which the highest remuneration is stipulated."

Report of the Executive Board to the Annual Shareholders' Meeting with regard to agenda points 6 and 8 concerning the exclusion of subscription rights according to sections 71, paragraph 1, no. 8 clause 5, 186, paragraph 3 clause 4, 203, paragraph 2 clause 2 in conjunction with section 186, paragraph 4, clause 2 of the German Stock Corporation Act.

a) Regarding item 6 of the agenda: The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting a renewal of the

current authorization to acquire treasury stock - said authorization to expire on November 4th, 2007 - for both the time period and the maximum amount of 10% of the capital stock permitted by law.

Purchases by the Company must be effected exclusively via the stock exchange or on the basis of a public tender. Compliance with the obligation of equal treatment of all shareholders pursuant to section 71, paragraph 1, no. 8, clauses 3 and 4 of the German Stock Corporation Act is thus assured. The Executive Board will decide upon which acquisition method will be used. The opportunity to acquire shares by way of group companies or third parties acting on the account of the Company or a group company provides more flexibility to the Company regarding the means of acquiring treasury stock.

The Company shall be authorized to sell treasury stock to third parties against cash without having to offer them via the stock exchange or to all shareholders by public tender. This option is in the Company's interest, for example, in selling treasury stock to institutional investors or in being able to attract new domestic or foreign shareholder groups. The possibility of using own shares for the introduction of the Continental shares on stock exchanges on which the shares were not previously traded simplifies a listing on other stock exchanges, as no new shares have to be created. At the moment the Company is not pursuing any specific plans for such a stock exchange admission. It should, however, be capable at all times of taking and implementing such a decision. Finan-

cial interests of the shareholders are preserved in that the sale – in compliance with section 186, paragraph 3, clause 4, of the German Stock Corporation Act – may be affected only at a price not significantly below the stock exchange price. The authorization thus allows a maximum discount of 5% on the average closing prices of Continental-shares in Xetra trading (or a comparable successor system) during the last five trading days prior to conclusion of the agreement on the sale of the shares.

For both the aforementioned types of authorization to dispose of treasury stock the maximum amount shall be reduced by the aggregate amount of capital stock accounted for by shares which may in the future be issued using authorized capital and excluding shareholders subscription rights pursuant to section 186 paragraph 3 clause 4 of the German Stock Corporation Act or which can or must be subscribed to by holders of warrant-linked bonds or convertible bonds, provided that such warrant-linked bonds or convertible bonds have been issued under exclusion of description rights by shareholders according to section 186 paragraph 3 clause 4 of the German Stock Corporation Act. This provision is designed to ensure that all authorizations permitting exclusion of shareholder subscription rights in the context of capital measures on the basis of section 186 paragraph 3, clause 4 of the German Stock Corporation Act in aggregate do not exceed an amount equal to 10% of the capital stock of the Company. For this reason a corresponding provision is proposed in the resolution for authorized capital (TOP 8).

The proposed authorization also provides for use of the acquired shares as consideration in conjunction with company mergers and direct or indirect acquisition of companies or holdings. This proposal enables the Company to use its own shares as consideration in such transactions. It is in the interest of the Company and its shareholders to always have its treasury stock available as consideration for the acquisition of companies or holdings so as to be able to swiftly and flexibly use them for a transaction as needed. The advantage that use of its treasury stock has in comparison to a capital increase against non-cash contribution is that treasury stock can be procured faster, more easily, and without having to increase capital stock. Using treasury shares in such a manner implies that they cannot be sold to shareholders. The proposed exclusion of shareholder subscription rights in such cases is thus required. In the interest of the shareholders and of the Company the Executive Board will endeavor to obtain the best possible price per share to be credited against the purchase price of the acquisition target. The Board will give due consideration to the stock market price of Continental's share at the time treasury stock is sold.

The shares acquired on the basis of the acquisition authorization should also be able to be redeemed by the Company without a further resolution by the Annual Shareholders' Meeting being necessary. This should also be possible without a corresponding reduction of capital stock. The amount of capital stock accounted for by one share automatically increases by a redemption of treasury stock without a corresponding reduction

of capital, and the total number of no-par value shares accounting for the capital stock decreases. The Executive Board should thus be authorized to make adjustments to the Articles of Association reflecting such change. The law explicitly provides for the possibility of such authorization in section 237, paragraph 3, no. 3 of the German Stock Corporation Act.

The authorization to dispose of treasury stock will be effective to the extent and as long as shares acquired on the basis of the acquisition authorization proposed in paragraph a) are held by the Company, a group company, or a third party acting on account of the Company or a group company. Unlike the acquisition authorization, the authorization to dispose does not expire on a specific date but as a consequence of its exercise or a sale of the shares on the stock market or by public tender offer to the shareholders.

The Executive Board will inform the next Annual Shareholders' Meeting if it has exercised the authorization.

b) Regarding item 8 of the agenda: Granting authorization to increase capital stock (authorized capital 2007) will allow management for the next five years the opportunity to swiftly and flexibly raise equity capital as it becomes necessary. Given the growth strategy pursued by the Company, it must have at its disposal at all times the adequate instruments for raising the capital required for the implementation of this strategy. It is of particular importance that such instruments are available independent of the order and occurrence of the

yearly ordinary Shareholders' Meetings, since the point in time in which the instrument needs to be utilized cannot be predetermined. Furthermore, in transactions in which the Company is a bidder competing with others, it can only be successful if the necessary financial instruments are available at the time the negotiations commence. The law accommodates for this situation and provides that management can be authorized, for a limited time and a limited amount, to increase the capital stock without the need of a further resolution of the Shareholders' Meeting. Therefore, Executive Board and Supervisory Board propose that such an authorization be resolved by the Annual Shareholders' Meeting.

aa) When using this authorization to issue new shares, the shareholders will generally be granted subscription rights. Thus, all shareholders can participate in a capital increase in proportion to their holdings and sustain both the influence resulting from their voting right and the percentage of their participation in the Company. The authorization of the Executive Board to exclude, with consent of the Supervisory Board, any fractional amounts from shareholder subscription rights allows a practical subscription rights ratio to be determined based on the overall amount of the respective capital increase. The authorization for subscription rights exclusion provided for the purpose of granting subscription rights to holders of conversion or warrant rights or to holders of conversion obligations is both necessary and appropriate in order to afford them protection from dilution of their rights to the same extent as afforded to shareholders. One means of implementing

such dilution protection is to grant the holders of conversion or warrant rights or conversion obligations a subscription right to the new shares in such a manner as they would be entitled to as shareholders after exercising their conversion or warrant right or fulfilling their conversion obligations. Granting such a subscription right would render it unnecessary to reduce the conversion or warrant price for the shares to be issued in accordance with the terms and conditions of the convertible or warrant-linked bonds.

bb) The proposal also includes an authorization to exclude shareholders subscription rights on one or more occasions when issuing new shares against cash contribution. Such authorization is limited to an amount equal to 10% of the current capital stock and 10% of the amount of capital stock at the time the authorization is first exercised. This authorization is based on section 186, paragraph 3, clause 4, of the German Stock Corporation Act. The afore-mentioned limitation together with the additional requirement that at the time of issue the issue price of the new shares must not substantially fall short of the then prevailing stock market price of the shares already being traded make sure that the shareholders rights which the statutory subscription right aims to protect, namely loss of influence and dilution of value, remain substantially unaffected. The influence of shareholders excluded from subscription can be maintained by subsequent purchases on the stock exchange. The limitation of the authorization to exclude subscription rights to a capital increase of not more than 10% of the capital stock ensures that, given the large market for Continen-

tal shares, such a subsequent purchase on the stock exchange can actually occur. A capital increase free of subscription rights provides the Company with the greatest possible level of capital raising and optimum proceeds. The Company will in particular be able to respond to favourable market conditions swiftly and flexibly. While § 186 paragraph 2 clause 2 of the German Stock Corporation Act permits publication of the issue price until up to three days before expiration of the subscription period, there will still be a market risk left for several days. Given the volatility prevailing at stock exchanges, this risk may require the determination of an issue price including a discount reflecting such risk. This would result in issuing shares to less favourable conditions than otherwise achievable. Furthermore, the length of a subscription period to be allowed in case subscription right is granted would disable the Company to take advantage of favourable market conditions swiftly.Therefore, the exclusion of a subscription right is in the interest of both the Company and its shareholders. An additional protection for shareholders from loss of influence and value dilution is afforded by the fact that other capital measures having an effect similar to a capital increase against cash contributions and under exclusion of subscription rights reduce the maximum amount at which a capital increase can be implemented on the basis of the proposed authorized capital without granting subscription rights to shareholders. For this reason, the authorization provides that a sale of shares acquired by the Company based on the Annual Shareholders' Meeting authorization pursuant to section 71, paragraph 1, no. 8 of the German Stock Corporation Act and

sold to third parties for cash, without offering shareholders subscriptions to these shares, reduces the maximum amount up to which the authorized capital could be used without granting subscription rights to the shareholders. The same is true for the aggregate amount accounted for by shares to which holders of warrant-linked bonds or convertible bonds have a subscription right, in the event such warrant-linked bonds or convertible bonds themselves have been issued without granting subscription rights to the shareholders.

cc) The Company intends to sustain and expand its activities in the German and international markets not only by internal growth, but also by acquiring or investing in other companies. The Company should therefore be in the position to acquire companies and holdings in companies as appropriate both domestically and abroad, not simply in the customary way of paying a purchase price in cash, but also by offering Continental shares as non-cash consideration. Experience shows that sellers of companies or holdings in companies also take into consideration the transfer of shares of the acquiring company as compensation. In order to be able to acquire such companies or holdings, the Company must have the ability to issue new shares against non-cash contributions while excluding subscription rights. Since any capital increase in the case of acquisition opportunities that arise must occur swiftly considering the prevailing competition by other parties which may be interested in the same acquisition, the creation of authorized capital is reasonable and required.

In consideration of the necessity to exclude subscription rights of shareholders in the context of capital increases against consideration in kind, the Company proposes to limit the amount up to which a capital increase can be made in the context of such contributions in kind to an amount equal to 10% of the issued capital stock. The Executive Board will in each individual case carefully review whether to make use of the authorization to increase capital under exclusion of subscription rights and will also carefully consider whether and to what extent shares to be transferred as consideration should be procured by means of a capital increase or purchase of treasury stock. The Executive Board will only exclude shareholders' subscription rights, if an acquisition involving transfer of shares of the Company is in the considered interest of the Company. The Executive Board will report on details with respect to utilization of authorized capital subsequent to a possible utilization of the authorized capital.

Note on the availability of the documents

The documents mentioned under agenda item 1 with the proposal on allocation of net income can be downloaded at www.conti-online.com. They will be sent to the shareholders free of charge upon request and can be viewed on demand at the business premises of the Company's head office in 30165 Hanover, Vahrenwalder Straße 9.

Total number of the shares and voting rights

At the time hereof, the number of no-par value shares and voting rights issued by the Company amounts to 146.537.627.

Participation in the Annual Shareholders' Meeting

Those shareholders who have submitted to the Company proof of share ownership prepared by the custodian institution in text format are entitled to participate in the Annual Shareholder's Meeting and to exercise voting rights. This proof must be received by the Company at the venue and the address indicated below no later than midnight April 17th, 2007:

Continental Aktiengesellschaft
c/o Bayerische Hypo- und Vereinsbank AG
FMS5HV
80311 Munich
Fax: +49 (0) 89 5400-2519
E-mail: hauptversammlungen@hvb.de

Proof of share ownership must refer to **April 3rd, 2007, 00:00 o'clock.** The proof must be in either German or English. Once proof of share ownership has been received by the Company, shareholders will be sent admission tickets for the Annual Shareholders' Meeting. We kindly ask shareholders to care for timely dispatch of their proof of ownership in order to facilitate punctual receipt of admission tickets.

In public announcements, we have requested that the shareholders of Continental Aktiengesellschaft surrender share certificates in their possession, which are still made out with nominal values denominated in German marks by February 9th, 2007 and to have their shareholdings booked into an existing or still to be opened account, thereby participating in the collective safe custody (Girosammelverwahrung) of the Continental shares. Following the expiration of the above-mentioned deadline, by announcement in the Frankfurter Allgemeine Zeitung of February 10th, 2007 and in the electronic Federal Bulletin [Bundesanzeiger] of February 12th, 2007, we declared the share certificates not surrendered to be invalid. Accordingly, proof of shareholding can no longer be provided by presenting a share certificate.

Proxy

Shareholders who do not wish to personally attend the Annual Shareholders' Meeting can exercise their voting right by proxy, e.g. through a bank or an association of shareholders.

We offer our shareholders the option of authorizing – already prior to the Annual Shareholders' Meeting – proxies appointed by the Company and bound to vote as instructed by the shareholder. Shareholders wishing to avail themselves of this service must be in possession of an admission ticket to the Annual Shareholders' Meeting. To facilitate timely receipt of of the admission ticket, it should be ordered as early as possible.

The powers of attorney for the proxies appointed by the Company can be issued in writing or electronically via the Internet. In either case they must contain instructions on the exercise of the voting right. The power of attorney is not valid without these instructions. The proxies are obligated to vote as instructed. Further details on the issue of a power of attorney and instruction, particularly by means of electronic data transmission, will be sent to the shareholders by their depositary bank together with the admission ticket to the Annual Shareholders' Meeting. Details can also be viewed on the Company's website at www.conti-online.com.

Motions or nominations by shareholders according to sections 126 and 127 of the German Stock Corporation Act

Counter motions regarding a specific item on the agenda put forth by the Executive Board or the Supervisory Board under section 126 or a nomination under section 127 of the German Stock Corporation Act are to be directed solely to:

Continental AG
Abteilung Hauptversammlung
Vahrenwalder Straße 9
30165 Hanover
Fax: +49 (0) 511 938-1040
E-mail: hv@conti.de

All counter motions or nominations from shareholders which are to be made available to shareholders will be published on the website www.conti-online.com under the „Annual Shareholders' Meeting" link immediately upon receipt, provided they have been dispatched to one of the addresses cited above and have been received no later than two weeks prior to the Annual Shareholders' Meeting. Motions sent to other addresses will not be considered. Comments by the Executive Board, if any, will likewise be available at the aforementioned website.

Hanover, March 2007

Continental Aktiengesellschaft
The Executive Board

Continental Aktiengesellschaft,
P.O.Box 169, 30001 Hanover, Germany
Vahrenwalder Straße 9, 30165 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770,
mailservice@conti.de, www.conti-online.com

END